   M    I   N   I   N   G      C   O   R   P.

S   A   M   E   X       M    I   N   I   N   G      C   O   R   P.

301 - 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920   FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488

E-MAIL: 2samex@samex.com    WEB SITE: www.samex.com

January 12, 2006

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 1-06 dated January 11, 2006.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

January 11, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 11, 2006 and was disseminated through the wire services of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has signed letters of intent (“LOIs”) with property owners of concessions covering historically mined copper-gold deposits in the San Pedro de Cachiyuyo district, near Inca de Oro, Region III, Chile.  The LOIs give SAMEX exclusive rights,exercisable until February 28, 2006, to enter into binding option-to-purchase agreements, subject to financing, title due-diligence and further geologic evaluation.  SAMEX has also staked several concessions on open ground in the area and will refer, to the overall property grouping as the INCA project.

Item 5:

Full Description of Material Change

SAMEX has signed letters of intent (“LOIs”) with property owners of concessions covering historically mined copper-gold deposits in the San Pedro de Cachiyuyo district, near Inca de Oro, Region III, Chile.  The LOIs give SAMEX exclusive rights,exercisable until February 28, 2006, to enter into binding option-to-purchase agreements, subject to financing, title due-diligence and further geologic evaluation.  SAMEX has also staked several concessions on open ground in the area and will refer to the overall property grouping as the INCA project.

The INCA project is adjacent to an apparent recent discovery of significant porphyry-hosted copper (-gold) sulfide mineralization found by Chilean copper miner CODELCO, through their concerted core drilling beneath covered pampa just southeast of the Inca de Oro village. Immediately southwest of the village is a 15 km trend which hosts the famous Inca de Oro high-grade-gold mines dating back to the time of the Incas.  The INCA project is located 100 kilometers north of Copiapo, Chile and 5 kilometers east of the village of Inca de Oro.  The district is readily accessible by the paved highway connecting Copiapo and the El Salvador copper mine, and is well-located for bringing in infrastructure and developing a moderate to large mining operation.

The project area has historically been worked to shallow depths via small mines for high-grade oxide copper and enriched copper-sulfide ores with a gold and molybdenum credit, mostly from elongate breccia bodies and veined zones.  There are four principal northwest- and east-northeast-trending mineralized zones. These zones host localized tourmalinized breccia bodies where mining has been focused.  The district has been little explored by drilling.  SAMEX’s target objective is to explore beneath the mined areas for substantial deposits of enriched secondary copper-sulfide and primary copper sulfide ores with important gold and molybdenum credits hosted by porphyry copper intrusions beneath the area.  Also, important amounts of oxide-copper mineralization may still remain in several areas.

The INCA project is positioned in the belt of upper Cretaceous igneous intrusions (plutons and batholiths), volcanic rocks, and sedimentary rocks.  This belt hosts the world-class El Salvador porphyry copper deposit located 60 kilometers to the north. The INCA concessions and area of exploration interest covering the mineralized zones and small mines measures approximately 5 kilometers long by 3 kilometers wide.

If SAMEX elects to enter into and exercise its purchase options, funding of approximately CDN $4 million will be required over the next three years to cover property option payments and initial exploration expenditures on the project.  The Company will announce further particulars of the INCA project, including the terms of the formal option agreements, if it elects to proceed after satisfactory completion of due diligence and obtaining adequate financing.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 12th day of January, 2006.

“Larry D. McLean”

_______________________

Director